UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                JANUARY 19, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TREASURY SHARES

STATEMENT OF TREASURY SHARES AND OUTSTANDING SHARE OPTIONS

As mentioned in the Board of Directors' statement on the public tender offer from Nordic Telephone Company ApS, cf. stock exchange announcement no. 25/2005 of December 2, 2005, in case of a change-of-control of TDC A/S holders of share options issued under TDC A/S' management share option programme and participants in the share option programme established in TDC A/S' foreign subsidiaries will be entitled to exercise existing share options comprising approx. 4.4 million shares of each DKK 5 in TDC A/S. TDC A/S has granted a possibility to exercise 3,346,576 options prior to the expiry of the offer period, however subject to completion of the public tender offer. 99.0 percent of options under this offer have been exercised.

As also mentioned in the Board of Directors' statement, TDC A/S has made an offer to purchase certain existing share options to the holders of share options issued under TDC A/S' management share option programme subject to completion of the public tender offer. This offer covered 490,868 options, of which 99.6 percent have been acquired by TDC A/S.

On the basis of the above, TDC A/S' holding of treasury shares and the number of outstanding share options amount as of today's date to the following as the information contained herein updates the information announced in the company's stock exchange announcement no. 3/2006 of January 11, 2006:

Treasury shares: 3,598,765 shares of DKK 5 each

of which 3,313,765 shares of each DKK 5 are - subject to completion of the public tender offer - transferred to the participants of TDC A/S' management share option programme as fulfillment of TDC A/S' obligations under the programme. Hereafter, TDC A/S holds 285,000 shares as treasury shares, of which up to 222,212 shares may be acquired by participants in the share option programme established in TDC A/S' foreign subsidiaries. However, these participants will be offered a cash settlement of the share options and TDC A/S expects the offer for cash settlement be accepted.

Outstanding share options: 4,243,419 pcs. comprising 4,243,419 shares of each DKK 5 of which 3,313,765 pcs. options - subject to completion of the public tender offer - have been conditionally exercised by the option holders. Furthermore and subject to completion of the public tender offer, 491,532 pcs. of the outstanding options have been acquired by TDC A/S against cash consideration. As stated above TDC A/S expects to settle in cash 222,212 pcs. options issued to the participants in the share option programme established in TDC A/S' foreign subsidiaries. Hereinafter, in total 215,910 pcs. outstanding share options issued under TDC A/S' management share option programme remain.

Referring to the conditions for Nordic Telephone Company ApS' public tender offer and as stated in the stock exchange announcement no. 3/2006 of January 11, 2006, TDC A/S has decided that TDC A/S does not intend to dispose of the treasury shares, which are not used to fulfill already issued share options.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   JANUARY 19, 2006                                /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations